Boston Brussels Chicago Düsseldorf London Los Angeles Miami Munich New York Orange County Rome San Diego Silicon Valley Washington, D.C. Strategic alliance with MWE China Law Offices (Shanghai)	Robert A. Schreck, P.C. Attorney at Law rschreck@mwe.com 312.984.7582

December 12, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Attention: Jennifer R. Hardy

Legal Branch Chief

Re:	Patrick Industries, Inc.

Dear Ms. Hardy:

Patrick Industries, Inc., an Indiana corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, an Amendment No. 1 to its Registration Statement on Form S-3 (the “Amendment No. 1”) and an Amendment No. 1 to its Form 10-K for the year ending December 31, 2006.

On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company, dated November 15, 2007. The responses below correspond to the numbers of those comments, which are reproduced below. For your convenience, copies of the Amendment No. 1 are enclosed and have been marked to show changes from the Registration Statement on Form S-3 filed on October 19, 2007.

1.

Please confirm that your offering will be open for no more than 30 days. Alternatively, revise your cover page to indicate that you are offering rights on a delayed or continuous basis pursuant to Rule 415 and revise your document to provide the undertakings set forth in Item 512(a) of Regulation S-K. Refer to paragraphs (a)(1)(ix). In this regard, we note that you have included the undertakings contained in Item 512(a) of Regulation S-K, as required by paragraph (a)(3) to Rule 415 of Regulation C.

RESPONSE: We do not expect the rights offering subscription period to extend beyond 30 days. Our Board of Directors has the option, however, to extend the rights offering by at least 10 days and the offering may be extended for a period in excess of 30 days from the date of initial effectiveness upon an extension approved by the Board. Accordingly, we have revised the disclosure on the cover page to reflect that the rights offering is being made pursuant to Rule 415.

2.

We note that you are registering 458,617 shares “to be issued in a concurrent private placement upon exercise of subscription rights being distributed to two of our shareholders....” Please note that Tontine Capital cannot receive registered shares in a private placement transaction. In addition, since it appears that you have an understanding with Tontine Capital with respect to the shares it will acquire pursuant to the Standby Purchase Agreement, we believe that you have an ongoing private offering that must be completed privately. Accordingly, Tontine Capital should not receive registered shares upon the exercise of rights it receives. Please revise your disclosure to clarify that the prospectus does not cover shares offered to Tontine Capital.

Alternatively, it would be possible to issue the rights privately and register the underlying shares of common stock for resale. In this regard, we note disclosure on page 23 implying that shares issued to Tontine upon exercise of its rights or the unsubscribed rights are subject to a registration rights agreement. Refer generally to Interpretation A.51 of our Manual of Publicly Available Telephone Interpretations (July 1997) as well as Interpretation 3S to the Securities Act Sections of the March 1999 Supplement to the Manual, each of which is available on our website, www.sec.gov.

RESPONSE: We have revised the disclosure in Amendment No. 1 to reflect that Tontine Capital will not receive registered shares upon the exercise of rights it receives pursuant to the rights offering in response to the Staff’s comment. We have added disclosure to reflect that the shares to be purchased by Tontine in the rights offering and pursuant to the Standby Purchase Agreement will be registered for resale under the Amended and Restated Registration Rights Agreement with Tontine Capital, dated May 18, 2007, as disclosed in Amendment No. 1.

3.	Please provide us with your analysis addressing whether you satisfy the $75 million public float requirement of General Instruction I.B.1 to Form S-3.

RESPONSE: The registration of the Company’s shares of common stock on Form S-3 is being made in reliance on General Instruction I.B.4 for rights offerings. Therefore, the Company is not required to satisfy the $75 million public float requirement for primary offerings under General Instruction I.B.1.

4.	Please update your disclosure to discuss the fact that the subscription price is higher than the trading price of your common stock.

RESPONSE: We have revised the disclosure throughout Amendment No. 1 to reflect that the Company’s trading price is lower than the subscription price on the date of filing in response to the Staff’s comment.

5.

Please consider including pro forma financial information related to your use of the offering proceeds to repay debt and any other significant transactions, or explain to us how you determined the pro forma impact was not material. See Article 11 of Regulation S-X.

RESPONSE: (dollars in thousands) Please refer to the capitalization table, which reflects the material items related to the pro forma balance sheet. The full pro forma balance sheet assuming an acquisition date of May 18, 2007 has been revised to include accrued interest on the subordinated debt at a rate of approximately $110 per month, or $490 for the 19-week period ending September 30, 2007. The accrued interest represents less than 1% of total liabilities at September 30, 2007.

6.

We note the statement contained in the first sentence of the paragraph that immediately precedes the table of contents. If you intend to use any free writing prospectuses, you should consider revising this statement, as you will be liable for, and investors will be entitled to rely upon, that information.

RESPONSE: We have revised the disclosure in the first sentence of the paragraph immediately following the table of contents in response to the Staff’s comment.

7.	Please discuss how the current trends in the housing industry have affected your business.

RESPONSE: The current downturn in the residential housing market has had an adverse impact on the Company’s operations as the three primary industries in which the Company operates are experiencing overall declines which are expected to continue through 2008. The manufactured housing industry continues to be negatively impacted by a lack of available financing sources, and the current credit situation in the residential housing market puts additional pressure on consumers, who are generally using financial institutions as a source for these purchases. Recreational vehicle purchases are generally consumer discretionary income purchases and, therefore, any situation which causes concerns related to discretionary income has a negative on these markets. Approximately 80%-85% of the Company’s revenue base is associated with the residential housing market, and there is a direct correlation between the demand for the Company’s products in this market and new residential housing production.

Additionally, the Company has added the following risk factor to Amendment No. 1:

The cyclical nature of the domestic housing market has caused our sales and operating results to fluctuate. These fluctuations may continue in the future, which could result in operating losses during downturns.

The U.S. housing industry is highly cyclical and is influenced by many national and regional economic and demographic factors, including:

•	terms and availability of financing for homebuyers and retailers;
•	consumer confidence;
•	interest rates;
•	population and employment trends;
•	income levels;
•	housing demand; and
•	general economic conditions, including inflation, and recessions.

The manufactured housing and recreational vehicle industries and the industrial markets are affected by the fluctuations in the residential housing market. As a result of the foregoing factors, our sales and operating results fluctuate, and we expect that they will continue to fluctuate in the future. Moreover, we may experience operating losses during cyclical and seasonal downturns in the residential housing market.

8.	Please disclose the interest rate and maturity date of the senior notes pursuant to Instruction 4 to Item 504 of Regulation S-K.

RESPONSE: We have revised the “Use of Proceeds” section to reflect your comments.

9.	Please clarify that you have disclosed all material conditions to Tontine Capital’s obligations under the Standby Purchase Agreement.

RESPONSE: We have disclosed all material conditions to Tontine Capital’s obligations under the Standby Purchase Agreement and have clarified this in Amendment No. 1.

10.

Please revise to indicate whether the persons conducting the offering will register as broker-dealers under Section 15 of the Securities Exchange Act of 1934 or, alternatively, disclose the exemption from registration on which they intend to rely and explain the basis for the claimed exemption.

RESPONSE: We have revised the disclosure to indicate that the persons conducting the rights offering will not register under Section 15 of the Securities Exchange Act of 1934. Pursuant to Rule 3a4-1 of the Securities Exchange Act of 1934, the Company is relying on an issuer’s exemption as it is neither a broker or dealer in this transaction. The securities will be offered by the Company and its associated persons to existing shareholders.

11.

We note that you incorporate by reference “portions of the Proxy Statement dated April 9, 2007 that are incorporated by reference into the Form 10-K” for the year ended December 31, 2006, which is also incorporated by reference. Please note that Item 10(d) to Regulation S-K prohibits incorporation by reference to a document incorporating information by reference from a third document. Please revise under this heading to directly incorporate by reference the applicable portions of your proxy statement dated April 9, 2007.

RESPONSE: We have revised the disclosure in the “Documents Incorporated by Reference” section of the prospectus in response to the Staff’s comments.

12.	Please revise to provide the signature of your controller or principal accounting officer, as required by Instruction 1 to the signature requirement of Form S-3.

RESPONSE: We have revised the signature page in response to the Staff’s comment. The revised disclosure reflects that Andy L. Nemeth serves as both the principal financial and accounting officer of the Company.

13.

Please submit a revised opinion of counsel that does not state that counsel is admitted to the Illinois Bar or otherwise qualify its opinion with respect to Indiana law. The revised opinion should also specify the federal laws, if any, to which the legality opinion applies.

RESPONSE: We have revised the opinion of counsel in response to the Staff’s comment.
14.

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comment below that specifically requests an amendment, all other revisions may be included in your future filings.

RESPONSE: The Company acknowledges the comment and has provided the supplemental responses below.
15.

In future filings please identify any customers who accounted for 10% or more of your 2006 sales pursuant to item 101(c)(vii) of Regulation S-K. Discuss whether you have long term agreements with these customers.

RESPONSE: In future filings we will identify customers who accounted for 10% or more of consolidated sales pursuant to Item 101(c)(vii) of Regulation S-K and will discuss whether we have long-term agreements with these customers. There were no customers who individually accounted for 10% or more of consolidated sales in 2006.

16.	In future filings please identify your material suppliers and discuss whether you have long term agreements with them.

RESPONSE: In future filings we will identify our material suppliers and discuss whether we have any long-term agreements with them. Our current material suppliers with long-term agreements include: United States Gypsum through December 31, 2007, National Gypsum, through December 31, 2007, Tumac Lumber through December 31, 2007, Masonite through December 31, 2009, and BIG Flooring which is an evergreen agreement with a ninety day termination clause. We have terms and conditions with these and other suppliers that specify exclusivity in certain areas, pricing structures, rebate agreements and other parameters.

17.	Please expand/revise your discussion under results of operations for all periods to:
•

Quantify each factor you cite as impacting your operations. For example, you disclose on page 14 that the increase in 2006 warehouse and delivery expenses is due to increased sales, fuel prices and freight surcharges, without quantifying the impact attributed to each component.

•

Describe unusual or infrequent events, significant economic changes, and significant components of revenue and expenses. For example, your discussion of the increased production in the Manufactured Housing and Recreational Vehicle Industries on page 14 does not explain why there was a double-digit production increase in the Recreational Vehicle Industries.

•

Discuss the extent to which material increases in total sales are attributable to increases in prices, volume or amount of goods being sold, or introduction of new products. For example, on page 14, part of your explanation for the increase in gross profit was improved overall labor efficiencies without further analysis as to whether this was a one-time event or may continue in the future and the impact on future sales. In addition, we note in your Distribution segment that you discuss on page 14 increased sales of new product lines which carry higher margins; however, your discussion does not include an analysis of how new products impacted your net sales and costs.

Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

RESPONSE: In future filings, we will expand our discussion under results of operations to include additional supporting quantitative information as follows:

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Sales. Net sales increased $24.2 million, or 7.5%, to $347.6 million in 2006 from $323.4 million in 2005. Excluding FEMA unit sales in the fourth quarter of 2005, we estimate net sales increased approximately $30 million, or 9.5% over the 2005 revenues. The increased sales are attributable in part to higher prices charged to customers as the Company sought to recover increased raw material costs. The Company estimates increased raw material pricing in 2006 of an average of approximately 11%, or approximately $30 million for the major commodities sold compared to 2005. These increases were evident in virtually all of the products we manufacture or distribute. The majority of these price increases were passed on to customers. The Company estimates that the pricing impact on revenue was offset by unit volume declines of approximately $10 million in the major commodity products the Company sells. Additionally, increased production in the Manufactured Housing and Recreational Vehicle Industries, in the first six months of the year of approximately 2% and 14%, respectively helped to bolster sales. Recreational vehicle shipments in the first quarter of 2006 include approximately 24,000 incremental FEMA units, or 12% of the total first half shipments. These two industries represent approximately 72% of our 2006 revenue base. We also experienced growth in our industrial segment of approximately $9 million over 2005. This growth was, however, offset by industrial customer attrition of approximately $8 million due to a number of factors, including foreign competition, customer financial insolvency, and customer vertical integration, among others.

Gross Profit. Gross profit increased $3.9 million to $42.0 million in 2006 from $38.1 million in 2005. As a percentage of net sales, gross profit increased 0.3% to 12.1% in 2006 from 11.8% in 2005. The increase in dollars and the percentage of net sales are attributable to increased sales~~,~~ accounting for approximately $2.9 million in incremental gross profit, comparable fixed costs from period to period resulting in increased contribution margin of approximately $0.8 million, and improved overall labor efficiencies of approximately 0.3% of net sales, or $0.2 million from the prior year. The increased labor efficiencies were related to the Company implementing lean manufacturing initiatives in its largest production facilities. These initiatives and efficiencies are expected to continue into 2007. Gross profit in 2006 included an additional $0.3 million, or 0.04% of net sales, of volume related rebates from various vendors due to increased sales of certain commodity products. These rebates are contingent on a number of variables and could increase or decrease in the future based on market conditions, sales levels, and other factors.

Warehouse and Delivery Expenses. Warehouse and delivery expenses increased $0.8 million to $14.7 million in 2006 from $13.9 million in 2005. As a percentage of net sales, warehouse and delivery expenses decreased 0.1% to 4.2% in 2006 from 4.3% in 2005. Warehouse and delivery costs increased approximately $0.8 million due to increased sales volume and another $0.1 million due to a combination of increases in average fuel prices of approximately 30 cents per gallon from year to year and an increase in freight surcharges from freight carriers of approximately 24% from year to year. The decrease in percentage of net sales is attributable to comparable fixed costs and fleet size from year to year. Continued high fuel prices and freight surcharges could have a negative impact on the future operating expense ratios.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased approximately $0.8 million to $21.2 million in 2006 from $20.4 million in 2005. As a percentage of net sales, selling, general, and administrative expenses decreased 0.2% to 6.1% in 2006 from 6.3% in 2005. The slight increase in dollars is attributable to an increase in costs of $0.5 million for professional fees related to our strategic acquisition efforts. The decrease in the percentage of net sales is due to consistent fixed costs from year to year being spread over the increased sales level as a result of our efforts to keep costs aligned with revenues.

Operating Income. Operating income increased approximately $2.3 million to $6.1 million in 2006 from $3.8 million in 2005, due primarily to the factors described above.

Interest Expense, Net. Interest expense, net increased $0.2 million to $1.6 million in 2006 from $1.4 million in 2005 due to increased average borrowings on the line of credit in the second half of the year of approximately $10 million.

Net Income. Net income increased $1.2 million to $2.6 million in 2006 from $1.4 million in 2005 primarily to the factors described above.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net Sales. Net sales increased $21.8 million, or 7.2%, to $323.4 million in 2005 from $301.6 million in 2004. The increased sales are attributable to increased production in the Manufactured Housing and Recreational Vehicle Industries in the first and fourth quarters of the year. Our sales increased $14.0 million in the first quarter from the prior year due to increased shipments in the Manufactured Housing and Recreational Vehicle Industries of approximately 7% and 6%, respectively. First quarter shipment increases were bolstered by FEMA demand as a result of fourth quarter 2004 hurricane damage. Fourth quarter 2005 sales increased $6.9 million, or 9.0%, from the prior year due primarily to increased demand for units as a result of the hurricane damage in the third quarter of 2005. Shipments were up in the fourth quarter of 2005 from the prior year in the Manufactured Housing and Recreational Vehicle Industries by 42%, and 7%,

respectively. The Manufactured Housing and Recreational Vehicle Industries represent approximately 73% of our sales in 2005 compared to 72% in 2004. Our sales to the Industrial and other markets were up approximately 5% from year to year.

Gross Profit. Gross profit increased $2.2 million to $38.1 million in 2005 from $35.9 million in 2004. As a percentage of net sales, gross profit decreased 0.1% to 11.8% in 2005 from 11.9% in 2004. The increased dollars are attributable to increased sales accounting for approximately $2.6 million in incremental gross profit, and the decrease in percentage of net sales is due to margin losses in the distribution segment as a result of the loss of certain products due to certain suppliers selling direct to customers and discontinuing product lines. Additionally, the Company’s direct sales to customers increased with a corresponding decrease in warehouse sales to customers of approximately 4%. This mix change resulted in approximately $1.0 million of decreased gross profit from period to period as the direct shipments generally carry lower margins. Gross profit in 2005 further included an additional $0.7 million, or 0.2% of net sales, of volume related rebates from various vendors. These rebates are contingent on a number of variables and could increase or decrease based on market conditions, sales levels, and other factors.

Warehouse and Delivery Expenses. Warehouse and delivery expenses increased $0.2 million to $13.9 million in 2005 from $13.7 million in 2004. As percentage of net sales, warehouse and delivery expenses decreased 0.2% to 4.3% in 2005 from 4.5% in 2004. The increase in dollars is due to increased gasoline prices of approximately $0.2 million from year to year. The decrease in percentage of net sales is attributable to comparable fixed costs and fleet size from year to year.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses decreased approximately $0.1 million to $20.4 million in 2005 from $20.5 million in 2004. As a percentage of net sales, selling, general, and administrative expenses decreased 0.5% to 6.3% in 2005 from 6.8% in 2004. The 2004 figures include a pre-tax charge of approximately $0.5 million related to a write-off of bad debts for a customer in the Southeast, and pre-tax gains of approximately $0.5 million related to life insurance proceeds. The slight decrease in dollars and percentage of net sales is attributable to decreased fixed costs from year to year including depreciation expense, airplane expenses as a result of not renewing the lease on the Company airplane, and corporate salaries and wages.

Operating Income. Operating income increased $2.1 million to $3.8 million in 2005 from $1.7 million in 2004 due primarily to the factors described above.

Interest Expense, Net. Interest expense, net increased $0.7 million to $1.4 million in 2005 from $0.7 million in 2004 due to us obtaining an additional $15.0 million in fixed term debt financing in March 2005.

Net Income. Net income increased $0.8 million to $1.4 million in 2005 from $0.6 million in 2004 primarily to the factors described above.

18.	Please expand your critical accounting policies to address the following areas:
•	Types of assumptions underlying the most significant and subjective estimates;
•	Any known trends, demands, commitments, events, or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;
•	If applicable, why different estimates that would have had a material impact on your financial presentation could have been used in the current period;
•	If applicable, why the accounting estimate is reasonably likely to change from period to period with a material impact on the financial presentation;
•

A quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial statements if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate. If those changes could have a material effect on your liquidity or capital resources, then you also would have to explain that effect; and

•

A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance.

Refer to SEC Releases 33-8098 and 33-8040. See Section V of the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations dated December 29, 2003.

RESPONSE: (dollars in thousands) As a result of the acquisition of Adorn Holdings, Inc., the Company is in the process of evaluating its critical accounting policies as part of the integration. The Company currently anticipates modifying and expanding its Critical Accounting Policies disclosure in Management's Discussion and Analysis to the 2007 Form 10-K. They are expected to include: Accounts Receivable, Inventories, Impairment of Long-Lived Assets, and Goodwill and Other Acquired Intangible Assets.

The disclosures will address the matters included in SEC Releases 33-8098, 33-8040 as well as Section V of FR-72 (Release 33-8350). These expanded disclosures will focus on the estimates and assumptions or uncertainties involved in applying the accounting principle and how these items may have different effects on the financial results, including why these items are subject to change and their sensitivity to change as applicable. The following is an example of our supplemental response for these items:

Accounts Receivable. We are engaged in the manufacturing and distribution of building products and material for use primarily by the manufactured housing and recreational vehicle industries and other industrial markets. Accounts receivable consist primarily of amounts due to us from our normal business activities. In assessing the carrying value of its accounts receivable, the Company estimated the recoverability by making assumptions based on our historical write-off experience and specific risks identified in the accounts receivable portfolio. Based on the Company’s estimates and assumptions, an allowance for doubtful accounts of $150 was established at December 31, 2006 and 2005. A change in the Company’s assumptions would result in the Company recovering an amount of its accounts receivable that differs from the carrying value. Any difference could result in an increase or decrease in bad debt expense. There were no material changes made to the accounting estimates in the past three years.

Inventories. Estimated inventory allowances for slow-moving and obsolete inventories are based on current assessments of future demands, market conditions and related management initiatives. Based on the Company’s estimates and assumptions, an allowance for inventory obsolescence of $139, and $271 was established at December 31, 2006 and 2005, respectively. If market conditions or customer requirements change and are less favorable than those projected by management,inventory allowances are adjusted accordingly. There were no material changes made to the accounting estimates in the past three years.

Impairment of Long-Lived Assets. The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those items. Events that may indicate that certain long-lived assets might be impaired might include a significant downturn in the economy or the manufactured housing or recreational vehicle industries, and/or a loss of a major customer or several customers. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions and forecasts. The net carrying value of assets not recoverable is reduced to fair value. Our estimates of fair value represent our best estimate based on industry trends and reference to market rates and transactions. No events or changes in circumstances have occurred that required the Company to assess the recoverability of its property and equipment, and therefore the Company has not recognized any impairment charges for the years ended December 31, 2006, 2005, and 2004. A change in the Company’s business climate in future periods, including a significant downturn in the Company’s operations, could lead to a required assessment of the recoverability of the Company’s long-lived assets, which may subsequently result in an impairment charge.

Goodwill and Other Acquired Intangible Assets. The Company has made acquisitions in the past that included goodwill and other intangible assets. Goodwill and indefinite-lived intangible assets are not amortized but are subject to an annual (or under certain circumstances more frequent) impairment test based on its estimated fair value. Other intangible assets that meet certain criteria continue to be amortized over their useful lives and are also subject to an impairment test based on estimated undiscounted cash flows. There are many assumptions and estimates underlying the determination of an impairment loss. Another estimate using different, but still reasonable, assumptions could produce a significantly different result. Therefore, impairment losses could be recorded in the future. We perform the required impairment test of goodwill and indefinite-lived intangible assets annually, or more frequently if conditions warrant. For purposes of the goodwill impairment test, the reporting units of the Company are utilized, after considering the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets (as amended)” and the relevant provisions of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, and related interpretive literature. The impairment tests performed by the Company are based on estimates of the fair value of the Company’s reporting units. The fair value is calculated using a discounted cash flow analysis. A change in the Company’s business climate in future periods, including a significant downturn in the Company’s operations, and/or a significant decrease in the market value of the Company’s discounted cash flows could result in an impairment charge.

19.

While we note the report of your independent public accounting firm is on the letterhead of McGladrey & Pullen, LLP, the opinion does not comply with Rule 2-02(a)(2) of Regulation S-X. Please amend your filing to include a signature block below the opinion and above the city, state, and date issued.

RESPONSE: We have amended our Form 10-K for the year ended December 31, 2006 to include a signature block below the opinion and above the city, state and date issued.

20.

Please disclose the accumulated balances for each component of accumulated other comprehensive income. You may present this disclosure on the face of your balance sheet, statement of owners’ equity, or in a footnote. See paragraph 26 of SFAS 130.

RESPONSE: The Company will include the disclosure requested in this comment in a footnote to its financial statements in its future filings. The following is the footnote disclosure for each component of accumulated other comprehensive income at December 31, 2006 per paragraph 26 of SFAS 130 (dollars in thousands):

		Minimum	Accumulated
	Interest	Pension	Other
	Rate Swap	Liability	Comprehensive
	Adjustment	Adjustment	Income(loss)
Balance, January 1, 2006	$ (1)	$ -	$ (1)
Current period change, net of tax	66	(162)	(96)
Balance, December 31, 2006	$ 65	$ (162)	$ (97)

21.

We note that your depreciation and amortization expense has decreased approximately 17% from 2004 to 2006. Given that your property, plant and equipment has increased slightly over the past two years, please disclose the reason for this decrease in depreciation and amortization within MD&A.

RESPONSE: We will add this disclosure to future MD&A discussions and add the following supplement to the MD&A for 2006:

The Company’s depreciation and amortization has decreased approximately $0.5 million from 2004 to 2005, and approximately $0.3 million from 2005 to 2006. This decrease is primarily attributable to the reduction in the depreciable base of assets during this period. During the period from 1995-2000, the Company spent approximately $53.3 million on fixed assets with depreciable lives ranging from 3-30 years. During the period from 2001-2006, the Company spent approximately $37.9 million on fixed assets with depreciable lives ranging from 5-30 years, including approximately $7.9 million of additions related to the purchase of three buildings, which carry longer depreciable lives than its purchases for machinery and equipment. These buildings are being depreciated over a period of 30 years, compared to the Company’s standard lives of between 5 and 10 years for its machinery and equipment, which represents the largest portion of the Company’s fixed asset base. Even with slight increases in property, plant and equipment over the past few years, our depreciation and amortization expense has decreased 17% from 2004-2006 because of the longer depreciable lives on the more recent fixed asset additions, along with older fixed assets becoming fully depreciated.

22.

On page F-4, you show an adjustment for the adoption of SFAS 158. On page F-11, you indicate that you use a September 30 measurement date for your pension and postretirement benefit plan. Please disclose the terms of your pension and postretirement benefit plans. Please also tell us why you have not included any of the disclosures required by SFAS 132R and SFAS 158 as applicable. Please advise or revise your financial statements accordingly.

RESPONSE (dollars in thousands): The Company has a pension plan that has 55 participants, including 2 active participants, 3 limited participants, 32 pensioners, and 18 terminated participants entitled to future benefits. This plan was originally effective August 15, 1969. Effective August 1, 1987, the plan was frozen whereby no employee whose employment commencement date occurs on or after August 1, 1987 will become a participant of the plan. The Company recorded the appropriate liability of $270 in its financial statements for the initial application of SFAS 158 related to the unfunded status of the plan in its financial statements at December 31, 2006. The total liability for the pension plan represents less than 1% of consolidated liabilities and the annual pension expense represents less than 1% of consolidated net income at December 31, 2006. The Company concluded that further disclosure of this plan in its financial statements is not warranted due to immateriality.

23.

On page F-25, you indicate that corporate incentive agreements include vendor rebate agreements and are included as a reduction of costs of goods sold. Please disclose the nature and terms of these corporate incentive agreements and tell us how you determined that these vendor rebate agreements should be included as a reduction of costs of goods sold. Please cite the accounting literature used to support your conclusion.

RESPONSE: The Company has rebate agreements with certain vendors whereby certain purchases of material qualify for rebate dollars to be paid to the Company from the vendor upon satisfaction of certain requirements. The requirements include usage levels of material, pricing points in the marketplace, industry metrics, and other qualifying parameters. The Company records these rebates as a reduction of cost of sales in accordance with EITF 02-16 “Accounting by a Customer (Including a Reseller) for Certain Consideration Received From A Vendor” Issue No. 1. The rebate agreements are not payments for assets or services and are properly recorded as a reduction of cost of sales.

24.

The fair value of the assets acquired in your acquisition of Adorn Holdings, Inc. included $30.8 million of customer relationships that you plan to amortize over the seven to nineteen years. Please tell us how you determined that a useful life of up to nineteen years for your customer relationships would be appropriate and consistent with the guidelines provided in paragraph 11 of SFAS 142. Your response should describe for us both the industry and company specific assumptions that you relied upon in determining the range of amortization periods for your customer relationship intangible asset. Please also tell us how you determined the value assigned to the customer relationships.

RESPONSE: The Company determined useful lives for customer relationships acquired in the Adorn acquisition of nineteen years for two operations in the Company’s Other Component Products segment and seven years for customers in the Company’s Primary

Manufactured Products Segment. Per paragraph 11 of SFAS 142, we considered the following items in order to determine the estimated useful life of the customer relationships: relationships:

•	The history of the customer relationships related to each segment
•	The expected continued estimate of the relationship in each segment
•	The unique traits and qualities offered in the products produced in each segment
•	The risk of changing customer behavior
•	The Company’s communication channels with the particular customers and the related relationship with senior management of the customer
•	The impact of changing market conditions on the Customer and its historical purchasing habits from the Company
•	The Customer’s sensitivity to pricing
•	Legal or contractual agreements with the customers in each segment
•

The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels).

The Company is amortizing these intangible assets using the straight-line method. Per paragraph 12 of SFAS 142, the Company feels that a 19 year useful life is the best estimate of the useful life and such actual useful life may be, in fact, longer than 19 years based on the Company’s analysis of the above factors, industry experience, the long term nature of the customer relationships, and the capabilities of our state-of-the-art facilities and equipment. In the event that the actual useful life is longer than 19 years, the straight-line method is effectively an accelerated method of amortization, as the pattern in which the economic benefits are consumed cannot reliably be determined.

The Company assigned values to the customer relationships using the following methodology:

1.

The acquired customer relationships are a source of future income for the Company and therefore these customer relationships were valued using the multi-period excess earning method, which is a form of the income approach and is based on future cash flows attributable to these relationships.

2.	Each year’s revenues were attrition-adjusted based on an annual attrition rate determined through the use of management estimates and an analysis of historical revenues by customer over a multi-year period. The survival rate was calculated as (1 – annual attrition rate). The beginning balance of customer revenues was reduced by the survival rate to reach an ending annual balance.

3.

The Company used a mid-period convention to obtain the effective survival rate associated with the average number of customers throughout the year. The average survival rate was then applied to the projected annual revenue of the existing customers to obtain the revenue attributable to the surviving customers in each year. Management estimated the level of expected growth in the revenue projections that was attributable to existing customers as of the valuation date. That rate was estimated to be approximately 2.4% per annum. Based on the calculated survival rate, total revenues were adjusted to reflect the growth attributable solely to the existing customer base.

4.	The expected EBIT margin for the existing customers was applied to the calculated attrition adjusted revenue for existing customers.
5.

The after-tax cash flows were calculated by applying a 35% corporate tax rate to the operating income. Certain economic rent charges were deducted from after-tax cash flows to determine earnings solely attributable to customer relationships.

6.	The projected net cash flows were discounted to present value using a discount rate of between 16.0% and 18.0%, depending on the operation.
7.	The amortization benefit, or the tax savings attributable to the amortization of the fair value of the customer relationships, was added to present value of the cash flows.
8.	The present value of the discounted cash flows plus the amortization benefit was used as the estimated value of the intangible asset for the customer relationships.

25.

Please disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have been anti-dilutive for the periods presented. See paragraph 40(c) of SFAS 128.

RESPONSE: For the quarter ended September 30, 2007, there were no shares related to stock plans excluded from diluted average common shares outstanding because their effect would be anti-dilutive. For the nine-month period ended September 30, 2007, all potentially dilutive shares were excluded from the computation of diluted earnings per share due to the net loss. The shares excluded from the computation include approximately 142,875 shares related to common stock options. The Company will revise future filings to include this disclosure.

26.

We note from your reconciliation of segment assets to consolidated assets on page 13 that nearly half of your consolidated assets are not allocated to any particular segment. Please tell us which assets are not allocated to any particular segment and the reason why not. If any of the unallocated assets represent assets acquired from Adorn, please tell us how you considered paragraphs 32-35 of SFAS 142 in determining that your accounting treatment was appropriate.

RESPONSE: The assets not allocated to segments include cash, prepaid expenses, income taxes receivable, cash surrender value of life insurance, deferred financing costs, deferred taxes, certain corporate property and equipment, and goodwill. Cash, prepaid expenses, income taxes receivable, cash surrender value of life insurance, deferred financing costs, deferred taxes, and corporate property and equipment relate to the consolidated Company as a whole and are therefore deemed corporate assets and not allocated to particular segments. The acquisition of Adorn occurred on May 18, 2007 and the Company is in the process of allocating the goodwill (all of which is attributable to Adorn) to the segments per paragraphs 32-35 of SFAS No. 142. The final allocation of both goodwill and the intangible assets will be completed by December 31, 2007 and included in the Company’s annual report on 10-K for that period.

27.

We note your disclosures indicating that you reduce your vulnerability to variable interest rates on $12.9 million and $10 million of term debt through the use of interest rate swap agreements. Please revise future filings to more clearly explain if you account for these interest rate swap agreements as cash flow hedges. If you account for these agreements as cash flow hedges, please tell us whether your hedging documentation identifies the risk being hedged as the interest rate risk or as the overall variability in cash flows. Additionally, if you are hedging interest rate risk, please tell us how you considered the provisions of SFAS 133 Implementation Issue No. G26 in determining that your accounting treatment was appropriate.

RESPONSE: The Company will revise future filings accordingly as follows per our hedging documentation:

In order to reduce its vulnerability to variable interest rates, and consistent with the Company’s established risk management policy, the risk of changes in cash flows of the debt attributable to changes in the designated (Benchmark) interest rate are being hedged using interest rate swaps. The term debt package includes an interest rate swap agreement with interest fixed at a rate of 4.78% for approximately $12.9 million of term-debt. In July 2007, the Company entered into a second interest rate swap agreement on approximately $10.0 million of term-debt to fix interest at a rate of 5.60%. The Company is hedging against the 1 month LIBOR variable interest rate and accounts for these swap agreements as cash flow hedges.

Implementation Issue No. G26 does not apply as it relates to hedging interest cash flows on variable-rate assets and liabilities that are not based on a benchmark interest rate. The Company is hedging interest cash flows determined using a LIBOR benchmark rate.

* * * * *

In addition, the Company will furnish a letter at the time it requests acceleration of the effective date of the registration statement acknowledging the statements set forth on page 8 in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact the undersigned at the number above with any questions or comments.

Sincerely yours,

/s/ Robert A. Schreck

Robert A. Schreck, Jr., P.C.

RAS/jmw